CERTIFICATION PURSUANT TO

SECTION 1350 OF CHAPTER 63 OF TITLE 18,
OF THE UNITED STATES CODE (18U.S.C.1350)
ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of CanAlaska Uranium Ltd. (the “Company”) on Form 20F for the year ended April 30, 2011 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Peter Dasler, the Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)           the Report fully complies with the requirements of section 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934; and

(2)	the information contained in the Report fairly presents, in all material respects, the financial condition and result of the operations of the Company.

Date:           August 17, 2011.

“Peter Dasler”
Chief Executive Officer